Exhibit 16.1

Tel: 206-382-7777

Fax: 206-624-7579

www.bdo.com

Two Union Square, 601 Union Street Suite 2300

Seattle, WA 98101

December 10, 2021

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on December 7, 2021, to be filed by our former client, Radiant Logistics, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, LLP

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.